ENTOURAGE MINING LTD.
(An Exploration Stage Company)

FINANCIAL STATEMENTS

JUNE 30, 2004
(Unaudited)
(Prepared by management)
(Stated in Canadian Dollars)

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

BALANCE SHEET
(Unaudited)
(Stated in Canadian Dollars)

	JUNE 30	DECEMBER 31
	2004	2003

ASSETS

Current
Cash	$135,238	$95,133
Advances and prepaid expenses	7,919
Goods & Services Tax recoverable	14,854	11,569
	158,011	106,702

Capital Assets	7,500	-
	$165,511	$106,702

LIABILITIES

Current
Accounts payable and accrued liabilities	$86,527	$184,960
Accounts payable to related parties	138,435	152,240
	224,962	337,200

SHAREHOLDERS' DEFICIENCY

Capital Stock (Note 2)
Authorized:
100,000,000 common voting shares without par value
Issued:
16,925,505 common voting shares at June 30, 2004
and 15,130,005 common voting shares at December
31, 2003 (of which 3,750,000 are held in escrow at
June 30, 2004 and December 31, 2003)	883,695	336,501

Contributed Surplus	332,150	200,671

Subscriptions Received	-	190,816

Deficit Accumulated During The Exploration Stage	(1,275,296)	(958,486)
	(59,451)	(230,498)

	$165,511	$106,702

See accompanying notes to the financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

STATEMENT OF OPERATIONS AND DEFICIT
(Unaudited)
(Stated in Canadian Dollars)

					INCEPTION
					JUNE 16
	THREE MONTHS ENDED		SIX MONTHS ENDED		1995 TO
	JUNE 30		JUNE 30		JUNE 30
	2004	2003	2004	2003	2004

Revenue
Interest	$46	$-	$46	$-	$-

Expenses
Amortization	345	-	345	-	345
Consulting	26,681	-	30,681	-
Option payments and
exploration costs	19,696	60,000	23,321	60,000	202,883
Interest expense	-	-	-	-	5,808
Management fees	-	-	-	-	225,000
Office and sundry	15,143	1,096	29,576	2,861	4,224
Professional fees	32,400	6,611	47,436	29,593	91,010
Promotion & travel	33,846	-	33,846	-
Rent	2,382	-	3,007	-
Telephone	4,735	-	4,735	-	4,735
Stock-based
compensation	143,909	-	143,909	-	143,909
	279,137		316,856

Loss For The Period	279,091	67,707	316,810	92,454	$731,425

Deficit, Beginning Of
Period	996,205	663,718	958,486	638,971

Deficit, End Of Period	$1,275,296	$731,425	$1,275,296	$731,425

Basic And Diluted Loss
Per Share	$0.02	$0.01	$0.02	$0.01

Weighted Average
Number Of Shares
Outstanding	16,194,526	8,347,038	16,062,361	6,871,718

See accompanying notes to the financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

STATEMENT OF CASH FLOWS
(Unaudited)
(Stated in Canadian Dollars)

					INCEPTION
					JUNE 16
	THREE MONTHS ENDED		SIX MONTHS ENDED		1995 TO
	JUNE 30		JUNE 30		JUNE 30
	2004	2003	2004	2003	2004
Cash provided by (used in):

Operating Activities:
Net loss for the period	$(279,091)	$(67,707)	$(316,810)	$(92,454)	$(1,275,296)
Items not involving cash:
Amortization	345	-	345	-	345
Stock based compensation	143,909	-	143,909	-	143,909

Changes in non-cash
operating working capital
Advances & prepaid
expenses	(7,919)	-	(7,919)	-	(7,919)
Goods & Services tax
recoverable	(3,055)	-	(3,285)	-	(14,854)
Mineral property option
payment paid with stock	-	60,000	-	60,000	60,000
Accounts payable	(8,593)	7,707	(98,433)	32,454	86,527
Accounts payable to related
parties	(30,000)	-	(13,805)	-	138,435
	(184,404)	-	(295,998)	-	(868,853)

Investing activities:
Capital assets	(7,845)	-	(7,845)	-	(7,845)

Financing Activities
Contributed surplus	-	-	-	-	200,671
Subscriptions received	-	-	(190,816)	-	-
Issue of capital stock	315,314	-	534,764	-	811,265
			343,948		1,011,936

Net Change In Cash	123,065	-	40,105	-	135,238

Cash, Beginning Of Period	12,173	8	95,133	8	-

Cash, End Of Period	$135,238	$8	$135,238	$8	$135,238

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:

During the period ended June 30, 2003, the Company issued 6,000,000 common shares at a fair value of $60,000 in connection with a mineral property option agreement. During the period ended June 30, 2004 the Company's contributed surplus increased by $143,909 due to the grant of options to purchase 1,175,000 shares of the Company. Of this surplus, $12,430 was transferred to capital stock upon exercise of options to purchase 100,000 shares of the Company.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2004
(Unaudited)
(Stated in Canadian Dollars)

1.	BASIS OF PRESENTATION

The unaudited financial statements as of June 30, 2004 included herein have been prepared without audit pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with United States generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. It is suggested that these financial statements be read in conjunction with the December 31, 2003 audited financial statements and notes thereto as these interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended December 31, 2003.

2.	SHARE CAPITAL

a)
On February 6, 2004, the Company closed a private placement and issued 108,000 flow- through shares at a price of $0.22 per share, and 889,500 non-flow through units at a price of $0.22 per unit, for a total proceeds of $219,450. Each unit consists of one non-flow through common share and one-two year share purchase warrant. Each share purchase warrant will entitle the warrant holder to acquire one non-flow-through common share of the Company at $0.25 during the first year and $0.30 during the second year.

On June 8, 2004, the Company closed a private-placement to which the Company raised net proceeds of US$209,400 from the sale of 698,000 units at a price of US$0.30 per unit. Each unit consists of one common share and one two-year share purchase warrant. Each share purchase warrant will entitle the holder to acquire one common share of the Company at US$0.40.

	b)	Issued and Outstanding

	NUMBER
	OF SHARES	CONSIDERATION

Balance, December 31, 2004	15 ,130,005	$336,501
Issued pursuant to:
Private placement of Feb. 6, 2004	997,500	219,450
Private placement of June 8, 2004	698,000	282,331
Exercise of options	100,000	32,983
Relieve contributed surplus for exercise of options	-	12,430
	16,925,505	$883,695

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2004
(Unaudited)
(Stated in Canadian Dollars)

2.	SHARE CAPITAL (continued)

	c)	During the period ended June 30, 2004, the Company granted 1,175,000 stock options exercisable at US$0.25 per share over two years.

The fair value of the options granted during the period was estimated at the date of grant usinf the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 3%, expected volatility of 84% , an expected option life of one year and no expected dividends. The weighted average fair value of the options was US$0.12 per share. Had the Company determined compensation cost based on the fair value at the date of grant for its employee/director stock options, the net loss would have increased by $62,154 for the period ended June 30, 2004. During the six-month period ended June 30, 2004, the Company recognized stock-based compensation in the amount of $143,909.

The following table illustrates the effect on the net loss per share as if the fair value method had been applied to all option awards in the period.

	Six months ended June 30,
	2004	2003
	$	$
Net loss- as reported	316,810	92,454
Deduct: Stock based compensation expense
Included in net loss – as reported	(143,909)	-
Add: Stock based compensation on a fair value basis	206,063	-

Pro-forma net loss for the period	378,964	92,454

Pro-forma net loss per share	$0.02	$0.01

4.	RELATED PARTY TRANSACTIONS

	a)	During the period ended June 30, 2004 the Company paid $11,600 (2003- Nil) in consulting fees to a director of the Company.

	b)	Accounts payable to related parties at June 30, 2004, of $138,435 (Dec. 31, 2003 - $152,240) is owing to a director and to a Company controlled by the same director.